File No 70-9853

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C. 20549

                               AMENDMENT NO. 2
                                     TO
                           APPLICATION/DECLARATION
                                     ON
                                  FORM U-1
                                  UNDER THE
                 PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                             Northeast Utilities
                             174 Brush Hill Road
                         West Springfield, MA  01089

    (Names of companies filing this statement and addresses of principal executive offices)

                             NORTHEAST UTILITIES
                  (Name of top registered holding company)

                              Gregory B. Butler
                Vice President, Secretary and General Counsel
                     Northeast Utilities Service Company
                              107 Selden Street
                              Berlin, CT 06037
                   (Name and address of agent for service)

  The Commission is requested to mail signed  copies of all orders, notices and communications to:

   Jeffrey C. Miller                           David R. McHale
   Assistant General Counsel                   Vice President and Treasurer
   Northeast Utilities                         Northeast Utilities
   Service Company                             Service Company
   P.O. Box 270                                P.O. Box 270
   Hartford, CT 06141-0270                     Hartford, CT 06141-0270


     The Application/Declaration in this File, as amended, is hereby further amended by deleting paragraph 7 and replacing it with the following:

     "7. In October 2000, HWP entered into a Memorandum of Understanding (the "MOU") with the City of Holyoke Gas & Electric Department pursuant to which the two parties are negotiating the proposed sale of certain of HWP's assets (the "Subject Assets"). As a result of the proposed sale and as a consequence of entering into the MOU, HWP has recognized a reduction of $33.4 million ($19.7 million after taxes) in the carrying value of the Subject Assets and its resulting common equity ratio of 6.79% at December 31, 2000 fails the consolidated common equity maintenance covenant contained in each of the Reimbursement Agreements. The Applicant acknowledges that the granting by the Commission of the authorization sought herein does not constitute the Commission's waiver of its 30% equity to total capitalization benchmark for utility companies."


SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

     NORTHEAST UTILITIES


     By:     /S/ Gregory B. Butler
     Name:   Gregory B. Butler
             Title: Vice President, Secretary and General Counsel

     Date: May 25, 2001